FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 June 2015

HSBC HOLDINGS PLC
Cancellation of Listing of Subordinated Note

HSBC Capital Funding (Sterling 1) L.P.
(the 'Limited Partnership')
Cancellation of Listing of Non-cumulative Step-up
Perpetual Preferred Securities

Application has been made under Listing Rule 5.2.8R to cancel the listing of the 8.208 per cent. Subordinated Step-Up Cumulative Notes due 2040 (ISIN: XS0110630711) (the 'Note'), issued by HSBC Holdings plc and listed on the London Stock Exchange, with effect from 31 July 2015. The principal amount of the Note was redeemed in full on 30 June 2015, together with interest accrued to that date.

The Non-cumulative Step-up Perpetual Preferred Securities (Reg S ISIN: XS0110560165 and Rule 144A ISIN:  XS0110560835) (the "Preferred Securities") issued by the Limited Partnership and listed on the Luxembourg Stock Exchange were cancelled on 30 June 2015. The principal amount of the Preferred Securities was redeemed in full on 30 June 2015, together with interest accrued to that date.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Investor enquiries to:
Rebecca Self	+44 (0) 20 7991 3643	rebecca.self@hsbc.com
Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Notes to editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                              Date: 30 June 2015